Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

(dollars in thousands)

Ratio of Earnings to Fixed Charges:

	For the Year Ended December 31,									For the Six Months Ended Ended June 30,
	1998		1999		2000		2001		2002	2002	2003
Interest expense	$768		$993		$2,092		$2,319		$10,322	$1,259	$7,056
Capitalized interest	—		—		—		—		—	—	—
Amortization of premiums, discounts and capitalized expenses related to indebtedness	166		195		310		185		1,031	244	918
Estimated interest portion of rental expense	7,201		7,115		7,286		6,961		7,378	3,689	4,759

Fixed charges	$8,135		$8,303		$9,688		$9,465		$18,731	$5,192	$12,733

Income (loss) before income taxes	$21		$2,869		$70,496		$38,871		$(18,617)	$(33,261)	$9,591
Fixed charges	8,135		8,303		9,688		9,465		18,731	5,192	12,733
Less: interest charges capitalized	0		0		0		0		0	0	0
Amortization of capitalized interest	0		0		0		0		0	0	0

Earnings (loss)	$8,156		$11,172		$80,184		$48,336		$114	$(28,069)	$22,324

Ratio of earnings to fixed charges	1.00	x	1.35	x	8.28	x	5.11	x	*	*	1.75	x

*	Earnings are inadequate to cover fixed charges in these periods. Earnings were insufficient to cover fixed charges by $18,617 and $33,261 for the year ended December 31, 2002 and six months ended June 30, 2003, respectively.